Exhibit 99.1

NANO-X IMAGING LTD

The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 17, 2026

Dear Shareholders:

We cordially invite you to attend the 2026 annual general meeting of shareholders of Nano-X Imaging Ltd (“we”, “us”, “Nanox”, “our company”, or the “Company”) to be held at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602, on September 17, 2026, at 3.00 p.m. Israel time (8.00 a.m. ET) (the “Meeting”).

The Meeting is being convened for the following purposes:

1.	Re-election of each of Dan Suesskind and Michael Jackman as a Class III director, to serve on the Company’s board of directors (the “Board”) for a three-year term, until the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified.

2.	Approval of an amendment to our amended and restated articles of association that will increase the authorized share capital of the Company by NIS 500,000 (that is, by 50,000,000 ordinary shares, par value NIS 0.01 per share) such that the total authorized share capital of the Company will be NIS 1,500,000, comprised of 150,000,000 ordinary shares, par value NIS 0.01 per share.

3.	Approval of two equity grants to Mr. Erez Meltzer in his capacity as the Chief Executive Officer of the Company.

4.	Approval of the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until our next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

Shareholders of record at the close of business on Tuesday, August 18, 2026 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

If you are a shareholder of record, you can vote via the Internet, by mailing in your proxy card, or by attending the Meeting and voting in person. Your electronic vote or physical proxy card must be received by Broadridge Financial Solutions, Inc. (“Broadridge”) (in the case of a physical proxy card, at the address Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) on or before 11:59 p.m. ET on September 16, 2026 to be counted towards the vote tallies for the Meeting. If you vote in advance of the Meeting and then attend the Meeting, you can revoke your proxy and vote your shares in person. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) as of the close of business on the Record Date, or if your name appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet (at www.proxyvvote.com). If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that is the record holder of your shares giving you the right to vote the shares at the Meeting.

Our Board of Directors recommends that you vote “FOR” the election of each of the above-named director nominees and “FOR” each of the other proposals, which are described in the proxy statement that is being sent to you.

The presence, in person or by proxy, of at least two shareholders holding at least twenty-five percent (25%) of the outstanding voting rights in our company, will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, September 22, 2026, at the same time and place, or to such other time and place as will be announced by the Company at the time of the adjournment. At the reconvened Meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals. In addition, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of Proposal 3 requires that either or both of the following two voting requirements be met as part of the approval by an ordinary majority of ordinary shares present and voting thereon:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

Descriptions of what constitutes a “controlling” shareholder and a conflict of interest (referred to under the Companies Law as a “personal interest”) are contained in the proxy statement being sent to you.

The last date for submission of a request to include a proposal at the Meeting in accordance with Section 66(b) of the Companies Law, is Thursday, August 20, 2026, which can be effected by delivering a notice to the Company’s offices located at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel 4970602.

This notice, together with the proxy statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card or voting instruction form, will be mailed or delivered electronically to our shareholders of record. We will mail to our beneficial owners this notice, together with an accompanying proxy statement, and will post our proxy materials on the “Investor Relations” section of our corporate website (www.nanox.vision). Shareholders may also review the full version of the proxy statement, as well as the accompanying proxy card or voting instruction form, at www.proxyvote.com or via the website of the U.S. Securities and Exchange Commission at www.sec.gov, as well in person at the Company’s offices upon prior notice and during regular business hours (telephone number: +972 3-735-9202) until the date of the Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM. YOU CAN LATER REVOKE YOUR PROXY OR VOTING INSTRUCTIONS, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR BROADRIDGE NO LATER THAN WEDNESDAY, SEPTEMBER 16, 2026 AT 11:59 P.M., EASTERN TIME. DETAILED VOTING INSTRUCTIONS ARE PROVIDED BOTH IN THE PROXY STATEMENT AND ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM.

By Order of the Board of Directors,

Erez Meltzer
Acting Chairman of the Board of Directors

August 13, 2026